Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934

Filed by the registrant [ ]
Filed by a party other than the registrant [x]


Check the appropriate box:
[x]     Preliminary proxy statement
[ ]     Definitive proxy statement
[ ]     Definitive additional materials
[ ]     Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12


                     Europa Cruises Corporation
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         (Name of Registrant as Specified in Its Charter)


  Brian D'Isernia, Vance P. Shaw, O. Glenn Williams and Jerry Chalmers McCall
------------------------------------------------------------------------------
            (Name of Person(s) Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
[x]     No fee required.
[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3).
[ ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
        0-11.

(1)  Title of each class of securities to which transaction applies:
               N/A
------------------------------------------------------------------------------
(2)  Aggregate number of securities to which transactions applies:
               N/A
------------------------------------------------------------------------------
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
               N/A
------------------------------------------------------------------------------
(4)  Proposed maximum aggregate value of transaction:
               N/A
------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)  Amount previously paid:
               N/A
------------------------------------------------------------------------------
(2)  Form, schedule or registration statement no.:
               N/A
------------------------------------------------------------------------------
(3)  Filing party:
               N/A
------------------------------------------------------------------------------
(4)  Date filed:
               N/A
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PAGE

     PROXY STATEMENT OF THE COALITION OF CONCERNED SHAREHOLDERS
                   OF EUROPA CRUISES CORPORATION
              IN OPPOSITION TO THE BOARD OF DIRECTORS

                           ------------

                    Europa Cruises Corporation
                  Annual Meeting of Stockholders
                    Scheduled for July 10, 1998

                           ------------

     This Proxy Statement is being furnished to holders (the "Stockholders") of the Common Stock, par value $0.001 per share (the "Common Stock"), of Europa Cruises Corporation ("Europa Cruises" or the "Company") in connection with the solicitation of proxies by the Coalition of Concerned Shareholders of Europa Cruises Corporation (the "Coalition") for use in connection with the Company's 1998 Annual Meeting which is scheduled to be held at 9:30 a.m. on Friday, July 10, 1998 at the Grand Casino Biloxi Hotel, Bayview Tower, 280 Beach Boulevard, Biloxi, Mississippi 39530 or at any adjournments or postponements thereof (the "Annual Meeting").

     The definitive form of this Proxy Statement and the Proxy Card are intended to be sent to Stockholders on or about _______, 1998.


     The members of the Coalition are Brian R. D'Isernia, Vance P. Shaw, O. Glenn Williams and Jerry Chalmers McCall, Ph.D. In opposition to the present Board of Directors, the Committee is seeking to solicit the proxies of Stockholders to be used: (i) to vote FOR the election of Messrs. D'Isernia, Shaw, McCall and Jan R. Thurman, as directors of the Company to serve until their successors are duly elected (Messrs. D'Isernia, Shaw, McCall and Thurman are referred to herein as the "Coalition's Slate"); and (ii) to vote in their discretion on such other matters as may properly come before the meeting or any adjournments or postponements thereof.


     The Coalition is seeking your support to elect their nominees to the Board of Directors. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. The Coalition does not take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of any such information.

     The Company has fixed the close of business on June 5, 1998 as the record date (the "Record Date") for the determination of Stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments thereof.
In the proxy statement dated June 12, 1998 filed by the Company with respect to this Annual Meeting (the "Company's 1998 Proxy Statement"), there were said to be, as of the Record Date, 27,345,349 shares of Common Stock, 926,000 shares of Series S Preferred Stock and 900,000 shares of Series S-NR Preferred Stock (collectively with the Series S Preferred Stock, the "Preferred Stock") issued and outstanding and entitled to vote. Each share of Common Stock and Preferred Stock that is issued and outstanding is entitled to one vote.

     This solicitation is being made by the Coalition and not on behalf of the Board of Directors of the Company.

     THE COALITION RECOMMENDS A VOTE "FOR" THE COALITION'S SLATE.

     Please vote for the Coalition's nominees by so indicating and by signing, dating and mailing the Coalition's BLUE Proxy Card, promptly upon receipt, in the postage-paid envelope that will be delivered to you with the definitive Proxy Statement. In order to vote for the Coalition's Slate, you MUST use the Coalition's BLUE Proxy Card; you CANNOT use the Company's WHITE Proxy Card to vote for the Coalition's Slate.

     IF YOU HAVE ALREADY VOTED ON THE PROXY CARD SUPPLIED TO YOU BY
THE
COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR
VOTE BY
SIGNING, DATING AND RETURNING THE COALITION'S BLUE PROXY CARD. Remember, your latest dated proxy determines your vote at the Annual Meeting.

     If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of Common Stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the voting of your shares. YOUR BROKER CANNOT VOTE YOUR SHARES UNLESS HE OR SHE RECEIVES YOUR SPECIFIC
INSTRUCTIONS.

     IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY GRANTING
PROXIES, PLEASE
CONTACT GLENN WILLIAMS AT (817) 453-0752.

     Shares represented by a valid unrevoked BLUE proxy card will be voted as specified. If no specification is made, shares represented by a BLUE proxy card will be voted for the election of the Coalition's nominees as directors of the Company and will be voted in the discretion of the persons named therein on any other matters that may properly come before the Annual Meeting. Proxies may be revoked at any time before they are voted at the Annual Meeting provided that a written revocation which clearly identifies the proxy being revoked is executed and delivered to the Coalition, attention: Jan R. Thurman, Thurman & Andres, 3022 N. Market St., Suite 200, Dallas, Texas 75202 or to the Secretary of the Company at its principal executive offices, Europa Cruises Corporation, 150 153rd Avenue, Suite 200, Madeira Beach, Florida 33708. A later dated proxy automatically revokes an earlier dated one. You may also revoke any proxy given by attending the Annual Meeting and voting your shares of Common Stock.

                 REASONS FOR THE PROXY SOLICITATION


     We, the Coalition of Concerned Shareholders, believe it is time to remove the current Board of Directors of the Company. The chairman, Ms. Deborah Vitale, became a board member in December 1992 and became Chairman of the Board in March 1995. She is also President , Chief Executive Officer,
Treasurer and Secretary of the Company.   The Company's results of operations
during Ms. Vitale's tenure have been dismal. The net loss applicable to common stock was $1.98 million in 1997 and $248,000 in 1996. The losses continue, with the Company reporting a net loss applicable to common stock of $15,000 for the quarter ended March 31, 1998. The last time the Company's common stock closed above $1.00 was over a year ago. Now, the Company is facing delisting by NASDAQ, which, if it occurs, could result in reduced liquidity and lower stock prices.

     Despite the poor performance of the Company, the Board issued Ms. Vitale additional options for 750,000 shares in April 1998 which, according to the Company's 1998 Proxy Statement, gives her a total of 1,750,000 options. Ms. Vitale owns only 3,500 shares, and thus has little cash investment to lose.

     It is time for a change! Upon election, the slate of directors proposed by the Coalition will immediately undertake to accomplish the following for the stockholders:

 - Conduct a review of the operations of the Company and promptly report the results to shareholders.

 - Establish a shareholder newsletter and/or web site which will report the status of the Company directly to the shareholders.

 - Work within the confines of agreements in place to find a joint venture partner and, to the extent allowable, seek new capital and/or partners for the Mississippi property.

 - Define and communicate to the shareholders a definitive plan of action for the operation of the boats.

 - Seek funds to recapitalize the boat division. Given that the boat division is entering its slow season and that significant expense will be incurred for dry dock in the fall, we believe that the Company will face insolvency unless capital is raised via either a private placement (sale of additional shares) or liquidation of assets (i.e., sale of a boat). Sale of assets is not a good alternative in that the boats provide the revenue stream to support the continued viability of the Company. Sale of additional shares further dilutes shareholder ownership, which occurred with the recent multiple stock sales.

 - Hire a president with adequate casino experience for the day-to-day operation of the Company.

     The Coalition's Slate of proposed directors represents many years of diverse business experience which the Coalition believes is sorely needed by the Company at this point and in the future. Mr. D'Isernia has 22 years experience in the marine industry; Mr. McCall brings 20+ years experience in business and governmental agencies; Mr. Shaw will complement the Company's need for capital and financial market recognition; Mr. Thurman is an attorney experienced in business matters.



                     THE COALITION AND ITS SLATE


     The members of the Committee are Brian R. D'Isernia, O. Glenn Williams, Vance P. Shaw and Jerry Chalmers McCall, Ph.D. Information concerning the Coalition's members and the Coalition's Slate, including their business addresses, relationships to one another, and beneficial ownership of securities of the Company, is set forth herein and on Appendix A hereto. Other than as set forth herein, neither the members of the Coalition, the members of the Coalition's Slate, nor any other participant in this solicitation has any interest in the matters to be voted upon at the Annual Meeting, other than their interest as Stockholders.

     According to the Company's 1998 Proxy Statement, the Board of Directors of the Company has fixed the number of directors at four. The Company's bylaws grant authority to the Board of Directors to (i) fix by resolution the number of directors of the Company at a number between three and ten, and (ii) to fill any vacancy resulting from such increase. The Coalition's nominees for membership on the Company's Board of Directors are Brian R. D'Isernia, Vance
P. Shaw, Jerry Chalmers McCall, Ph.D and Jan R. Thurman. Pursuant to this Proxy Statement, the Coalition will solicit proxies to vote for the election as directors of Messrs. D'Isernia, Shaw, McCall and Thurman. Each of Messrs. D'Isernia, Shaw, McCall and Thurman has consented to serve as a director if elected and intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon directors of a corporation.


     The term of each director elected at the 1998 Annual Meeting will be until the next Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. The Coalition has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that any of the Coalition's nominees should become unavailable for any reason, proxies may be voted for another person nominated by the Coalition to fill the vacancy. Except as described herein, there are no arrangements or understandings between any nominee and any other person pursuant to which he was selected as a nominee.

     There are no pending legal proceedings in which any member of the Coalition's Slate or any of their associates is a party adverse to the Company or any of its affiliates or in which any member of the Coalition's Slate or any of their associates has an interest adverse to the Company or any of its affiliates.


     No member of the Coalition's Slate holds any position or office with the Company or any parent, subsidiary or affiliate of the Company, and none has ever served as a director of the Company or any parent, subsidiary or affiliate of the Company, except that Mr. D'Isernia served as a director of the Company from September 1997 to January 1998 and Mr. McCall served briefly as a director of the Company in February 1998. Mr. D'Isernia was appointed to the Board in September 1997 along with another major shareholder. Because, in his opinion, he was not being given adequate information or opportunity to exercise his duties as a director and because he disagreed with Ms. Vitale's leadership of the Company, Mr. D'Isernia resigned on January 21, 1998. Mr. McCall was appointed to fill a vacancy on the Board on February 18, 1998 with the understanding that Mr. Williams would also be appointed to the Board. When Mr. Williams was not appointed and another outside director resigned, Mr. McCall determined that he would not be able to effectively serve as a director and, accordingly, resigned on February 20.


     No member of the Coalition's Slate has any family relationship, by blood, marriage or adoption, to any director, executive officer or person nominated or chosen by the Company to become a director or executive officer of the Company. During the last three fiscal years, no compensation was awarded to, earned by, or paid to any member of the Coalition's Slate by any person for any services rendered in any capacity to the Company and its subsidiaries.

     Set forth below is the age, principal occupation, directorships and beneficial ownership of Common Stock of each member of the Coalition's Slate as of June 5, 1998. The members of the Committee and the Committee's Slate do not own any shares of the Company's Preferred Stock.


                          PRESENT PRINCIPAL      NUMBER OF
                           OCCUPATION AND        SHARES OF
                        PRINCIPAL OCCUPATIONS   COMMON STOCK      PERCENT
NAME, BUSINESS          DURING THE LAST FIVE    BENEFICIALLY     OF COMMON
ADDRESS AND AGE          YEARS; DIRECTORSHIPS      OWNED          STOCK(1)
_______________         _____________________   ____________     __________

Jerry Chalmers          Director, National           180,014 (2)     .66%
  McCall, Ph.D., 70     Data Buoy Center,
                        Building 1100, Stennis
                        Space Center, MS 39529
                        (automated weather
                        measuring systems);
                        Owner, American Mini
                        Storage Co., 2550 Pass
                        Road, Gulfport, MS 39501
                        (storage facilities).

Brian R. D'Isernia, ___ President, Eastern          820,500(3)      3.00%
                        Shipbuilding Group,
                        2200 Nelson Street,
                        Panama City, Florida
                        32402 (shipyard)

Vance P. Shaw, 38       Self-employed chartered       10,000         .04%
                        financial analyst, 63-96
                        Fitchett St. Rego Park,
                        New York 01137; Director of
                        High Yield Research, Scotia
                        Capital Markets, from
                        February 1995 to January 1998;
                        Senior Analyst, High Yield
                        Industrials, Lehman Brothers,
                        from 1992 to 1994.

Jan R. Thurman, 53       Partner, Thurman & Andres,         0        .00%
                         3022 N. Market St., Suite 200,
                         Dallas, TX 75202 (law firm)

__________
(1) Based on the Common Stock shown as outstanding as of the Record Date in the Company's 1998 Proxy Statement.
(2) Includes 121,850 shares jointly owned by Mr. McCall and his spouse and 164 shares owned by Mr. McCall's spouse.

(3)     Includes 820,500 shares owned by Mr. D'Isernia's children.


     The Coalition recommends a vote "FOR" the Coalition's Slate.

     Set forth below is the name, principal occupation or employment, principal business and address of any corporation or other organization in which such employment is carried on, and beneficial ownership as of June 5, 1998 of each member of the Coalition who is not a member of the Coalition's Slate and each other person who may be deemed a participant in this solicitation.

                                                    NUMBER OF
                        PRESENT PRINCIPAL           SHARES OF     PERCENT
                          OCCUPATION AND          COMMON STOCK      OF
                     ADDRESS OF CORPORATION       BENEFICIALLY    COMMON
NAME                 OR OTHER ORGANIZATION            OWNED        STOCK
____                 ______________________       ____________    _______


O. Glenn Williams,  Vice President, NationsBank,     39,848         .15%
   47               N.A., (1) 901 Main Street,
                    Dallas, Texas 75202 since
                    1987; outsourced as an
                    employee of Amresco from
                    December 1992 to September
                    1994.
_______________
(1) Mr. Williams is participating in the Coalition in his individual capacity and not as a representative of his employer.


     As required by the rules of the Securities and Exchange Commission, all transactions in securities of the Company engaged in by any member of the Coalition or the Coalition's Slate during the past two years are summarized on Appendix A. The members of the Coalition and the Coalition's Slate are not the record owners of any securities of the Company that they do not also own beneficially.

     Except as set forth in this Proxy Statement, no member of the Coalition or the Coalition's Slate has any substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except for the election of directors.

     During the past 10 years, no member of the Coalition or the Coalition's Slate has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     No part of the purchase price of any of the shares of Common Stock beneficially owned by any member of the Coalition or the Coalition's Slate is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

     No member of the Coalition or of the Coalition's Slate is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. No member of the Coalition, the Coalition's Slate or, to the knowledge of the Coalition, any associates of the foregoing has any arrangement or understanding with respect to any future employment by the Company or its affiliates, and no such person has any arrangement or understanding with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of the Company's capital stock as of the Record Date of the directors, executive officers and certain persons believed by the Coalition to be the beneficial owners of more than five percent of any class of the Company's securities. The information provided below is based on information reported by the Company in the Company's 1998 Proxy Statement.

                                                                   PERCENT OF
                                NUMBER OF           PERCENT OF      VOTING
NAME AND ADDRESS               SHARES OWNED           CLASS         STOCK(1)
________________               ____________         __________     __________

Serco International       1,440,334 Common              5.27%         10.83%
  Limited (2)               900,000 S-NR Preferred    100.00%
P.O. Box 15, A-9010         926,000 S Preferred       100.00%
Klagenfurt, Austria

Austroinvest              1,440,334 Common              5.27%         10.83%
  International Limited(2)  900,000 S-NR Preferred    100.00%
 P.O. Box 15, A-9010        926,000 S Preferred       100.00%
Klagenfurt, Austria

Gaming Invest             1,440,334 Common              5.27%          0.83%
  Corporation (2)           900,000 S-NR Preferred    100.00%
 P.O. Box 15, A-9010        926,000 S Preferred       100.00%
Klagenfurt, Austria

Europa Cruises            4,250,000 Common             15.54%          4.09%
   Corporation(3)
Employee Stock Ownership Plan
   Trust Agreement
150 153rd Avenue East
Madeira Beach, Florida 33708

Deborah A. Vitale,
  Esquire (3)(4)(5)      6,003,500 Common              21.95%         19.91%
1013 Princess Street
Alexandria, VA 22314

John R. Duber (3)(4)(6)  4,487,560 Common              16.41%         14.88%
20018 Westover Avenue
Rocky River, Ohio 44116

Ernst G. Walter(2)       1,440,334 Common               5.27%         10.83%
14700 Gulf Blvd.,          900,000 S-NR Preferred     100.00%
  Apt.401                  926,000 S Preferred        100.00%
Madeira Beach,
  Florida 33708
________________
(1) Common Stock and Preferred Stock amounts have been combined for the purpose of calculating percentages.
(2) Serco International Limited, Austro Invest International Limited and Gaming Invest Corporation are affiliated entities. The Company understands that Dr. Ernst Walter is the sole director of each company. The total beneficial ownership of securities of the Company by the three corporations and Dr. Walter includes: 900,000 shares of Series S-NR Preferred Stock and 1,040,334 shares of Common Stock owned by Serco International Limited; 926,000 shares of S Preferred Stock owned by Austroinvest International Limited; 200,000 shares of Common Stock owned by Gaming Invest Corporation; and 200,000 shares of Common Stock underlying options Dr. Walter has the current right to exercise.
(3) According to the Company, the Europa Cruises Corporation Employee Stock Ownership Plan, Trust Agreement ("ESOP") was established on August 18, 1994. The Trustees of the ESOP are Deborah A. Vitale, President, CEO, and Chairman of the Board and John R. Duber,
        Vice-President and a Director.   According to the Company, as of
        December 31, 1997, 750,000 ESOP shares had been released and 500,000 ESOP shares had been allocated to participants in the ESOP. The participants in the ESOP are entitled to direct the Trustees as to the manner in which the Company's allocated shares are voted. Unallocated shares are voted by the Trustees. The Trustees are required to vote the ESOP shares in the best interests of ESOP beneficiaries.
(4) Includes 4,250,000 unallocated shares of Common Stock which will be voted by Ms. Vitale and Mr. Duber as Trustees of the ESOP.
(5)     Includes options to purchase 1,750,000 shares of Common Stock.
(6)     Includes options to purchase 100,000 shares of Common Stock.


      The following table sets forth as of June 5, 1998, the beneficial ownership of the outstanding voting shares of the Company by directors, certain executive officers and all directors and executive officers as a group, as reported by the Company in its 1998 Proxy Statement.

                           NUMBER OF SHARES OF    PERCENT OF     PERCENT OF
NAME AND ADDRESS           COMMON STOCK OWNED    COMMON STOCK  VOTING
STOCK(1)
________________           ___________________   ____________  _______________

Deborah A. Vitale            6,003,500 (3)(4)       21.95%         19.91%
Chairman, President, CEO,
  Secretary and Treasurer;
  Chairman, President,
  Secretary and Treasurer of
  Casino World, Inc. and
  Mississippi Gaming Corp.
1013 Princess Street
Alexandria, Virginia  22314 (2)

John R. Duber                4,487,560 (3)(5)       16.41%         14.88%
Director, Vice-President
  and Assistant Secretary
20018 Westover Avenue
Rocky River, Ohio 44116

Gregory Harrison               270,000 (6)           0.99%          0.99%
Director
16209 Kimberly Grove
Gaithersburg, Maryland 20878

Paul DeMattia                  139,000 (6)           0.51%          0.46%
Director
6366 Eastland Rd.
Brookpark, Ohio 44142

All Directors and Officers    6,650,060             24.32%         22.05%
as a Group (4 persons):
________________
(1) Common Stock and Preferred Stock amounts have been combined for the purpose of calculating percentages of Voting Stock. None of the persons listed owns any Preferred Stock.
(2) Casino World, Inc. and Mississippi Gaming Corporation are wholly owned subsidiaries of the Company.
(3) Includes 4,250,000 unallocated shares of Common Stock which will be voted by Ms. Vitale and Mr. Duber as Trustees of the ESOP.
(4)     Includes options to purchase 1,750,000 shares of Common Stock.
(5)     Includes options to purchase 100,000 shares of Common Stock.
(6)     Includes options to purchase 50,000 shares of Common Stock.

                      EXPENSES OF SOLICITATION

     The expense of preparing and mailing this Proxy Statement and any other soliciting materials and the total expenditures relating to the solicitation of proxies will be borne by the Coalition and participants. In addition to the use of the mails, proxies may be solicited by members of the Coalition and/or their employees or their affiliates' employees by telephone, telegram and personal solicitation. No additional compensation will be paid to those persons engaged in such solicitation. The Coalition will not engage the services of a soliciting firm to assist in the solicitation of proxies.

     The Coalition estimates that its total expenditures relating to the solicitation of proxies will be approximately $50,000, depending upon circumstances. The expenditures to date relating to this solicitation have been $_______.

     The costs of the solicitation will be borne by the members of the Coalition and participants. The Coalition reserves the right to seek reimbursement from the Company for reasonable expenses in connection with this solicitation, and does not plan to submit the question of such reimbursement to the vote of the Stockholders.

                            VOTE REQUIRED

     A majority of the shares of Common Stock and Preferred Stock represented in person or by proxy and entitled to vote is required for approval of matters to be presented at the Annual Meeting, except for the election of directors, which requires a plurality of the votes cast of Common Stock and Preferred Stock, counted as a single class, represented in person or by proxy and entitled to vote at the Annual Meeting. Accordingly, the four nominees receiving the greatest number of votes cast at the Annual Meeting will be elected as directors. The shares of stock represented at the Annual Meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

     Each share of Common Stock and each share of Preferred Stock is entitled to one vote. Shares of Common Stock or Preferred Stock whose holders either are present in person at the Annual Meeting but not voting, or have submitted proxies with respect to which authority has been withheld, will be treated as present at the Annual Meeting only for the presence or absence of a quorum for the transaction of business and will be disregarded in determining the votes cast for purposes of the election of directors. Unmarked proxies submitted by intermediaries that are record holders of Common Stock beneficially owned by others will be treated in a similar manner.

                        STOCKHOLDER PROPOSALS
     According to the Company's 1998 Proxy Statement, any proposal of a Stockholder intended to be presented at the Company's 1998 Annual Meeting of Stockholders must be received by the Company by March 12, 1999 in order for the proposal to be considered for inclusion in the Company's notice of meeting, proxy statement and proxy relating to the 1999 Annual Meeting.

                       ADDITIONAL INFORMATION

     Reference is made to the Company's Proxy Statement for information concerning the Company's management and directors and the Company's independent public accountants.

                            APPENDIX A

                  TRANSACTIONS IN COMMON STOCK BY
          MEMBERS OF THE COALITION AND OTHER PARTICIPANTS
                     DURING THE PAST TWO YEARS

Brian R. D'Isernia

     Date       Nature of Transaction     Number of Shares
     ____       _____________________     ________________

previously owned:                           1,255,100

2/12/97         sold                             5,000
3/4/97          sold                             5,000
2/18/98         sold                             5,000
2/19/98         sold                             5,000
2/23/98         sold                            10,000
2/25/98         sold                            10,000
2/26/98         sold                            10,000
3/3/98          sold                               500
3/4/98          sold                             9,500
3/11/98         sold                            10,000
3/12/98         sold                            10,000
3/17/98         sold                            10,000
3/19/98         sold                             7,500
3/19/98         sold                             2,500
3/21/98         sold                            10,000
3/23/98         sold                            10,000
3/27/98         sold                            10,000
3/30/98         sold                             2,500
4/2/98          sold                               500
4/6/98          sold                             2,000
4/6/98          sold                             8,000
4/17/98         sold                            10,000
4/17/98         sold                            10,000
4/20/98         sold                            20,000
4/20/98         sold                            10,000
4/21/98         sold                            10,000
4/21/98         sold                            20,000
4/22/98         sold                             6,500
4/23/98         sold                             9,000
4/24/98         sold                            19,500
4/24/98         sold                               500
4/24/98         sold                             4,500
5/1/98          sold                             2,100
5/1/98          sold                             9,500
5/1/98          sold                             2,000
5/1/98          sold                             1,000
5/8/98          sold                             5,000
5/8/98          sold                            15,000
6/1/98          sold                            15,000
6/2/98          sold                            10,000
6/2/98          sold                            10,000

     Date       Nature of Transaction     Number of Shares
     ____       _____________________     ________________

6/2/98          sold                             5,500
6/2/98          sold                             5,000
6/2/98          sold                             9,500
6/3/98          sold                             5,000
6/3/98          sold                            20,000
6/4/98          sold                             9,000
6/5/98          sold                             8,000
6/5/98          sold                             2,000
6/5/98          sold                             5,300
6/5/98          sold                             1,700
6/5/98          sold                             1,000
6/5/98          sold                            10,000
6/5/98          sold                            20,000
6/12/98         sold                            20,000
6/15/98         sold                            20,000
6/16/98         sold                            35,000
6/16/98         sold                             5,000

Jerry Chalmers McCall, Ph.D

     Date        Nature of Transaction     Number of Shares
     ____        _____________________     ________________

previously owned:                                   217,014

     10/2/97           purchase                       8,000
     11/3/97           purchase                      10,000
     4/29/98           sale                          20,000
     4/20/98           sale                          15,000
     5/14/98           sale                          10,000
     5/18/98           sale                          10,000

O. Glenn Williams

     Date        Nature of Transaction     Number of Shares
     ____        _____________________     ________________

previously owned:                                    39,848

    10/23/96           purchase                      10,000
    12/20/96           purchase                       1,500
    12/26/96           purchase                       8,500
     7/22/97           sale                           6,500
    11/18/97           sale                           5,000
     4/23/98           sale                           8,500

Vance P. Shaw

     Date        Nature of Transaction     Number of Shares
     ____        _____________________     ________________

previously owned:                                         0

      1/24/98          purchase                      10,000

Jan R. Thurman

     Date        Nature of Transaction     Number of Shares
     ____        _____________________     ________________

previously owned                                          0

     none

                          BLUE PROXY CARD

                 ANNUAL MEETING OF STOCKHOLDERS OF
       EUROPA CRUISES CORPORATION TO BE HELD ON JULY 10, 1998
          TO VOTE FOR THE DIRECTOR NOMINEES SET FORTH BELOW

   THIS PROXY IS SOLICITED BY THE COALITION OF CONCERNED SHAREHOLDERS
                    OF EUROPA CRUISES CORPORATION

The undersigned hereby appoints Brian R. D'Isernia, O. Glenn Williams and Jerry Chalmers McCall, Ph.D, and each of them, each with full power of substitution, as proxy of the undersigned, to attend the Annual Meeting of the stockholders of Europa Cruises Corporation (the "Company") to be held at the Grand Casino Biloxi Hotel, Bayview Tower, 280 Beach Boulevard, Biloxi, Mississippi on July 10, 1998, commencing at 9:30 a.m., and at any and all adjournments or postponements thereof and any special meeting called in lieu thereof, and to vote all Common Stock of the Company, as designated on the reverse side of this proxy, with all powers the undersigned would possess if personally present at the meeting.

This Proxy will be voted or withheld from being voted in accordance with the instructions specified. IF NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE COALTION'S SLATE
LISTED
BELOW. This Proxy confers authority for each of the aforementioned persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this Proxy and other matters which may properly come before this meeting.

            (Please mark an "X" in the appropriate box)

                     THE COALITION RECOMMENDS
             A VOTE FOR THE FOLLOWING DIRECTOR NOMINEES

1. ELECTION OF DIRECTORS. The following persons are hereby elected as directors of the Company, each to serve until his successor is duly elected and qualified:


     Brian R. D'Isernia, Jerry Chalmers McCall, Ph.D, Vance P. Shaw and Jan R. Thurman


     [   ] FOR ALL NOMINEES LISTED ABOVE       [   ] WITHHOLD AUTHORITY TO
           (EXCEPT AS MARKED TO THE                  VOTE FOR ALL NOMINEES
               CONTRARY BELOW)                       ABOVE

       INSTRUCTIONS. To withhold authority to vote for the election of any candidate(s), write the name(s) of such candidate(s) in the following space._______________________________

2.   IN THEIR DISCRETION WITH RESPECT TO ANY OTHER MATTERS AS MAY
PROPERLY
     COME BEFORE THE ANNUAL MEETING.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of the Company's common stock held by the undersigned, and hereby ratifies and confirms all actions the herein named proxies, their substitutes, or any of them may lawfully take by virtue hereof.

Please date this Proxy and sign it exactly as your name or names appear on your stock certificates or on a label affixed thereto. When shares are held jointly, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such. If shares are held by a corporation, please sign in full corporate name by the President or other authorized officer. If shares are held by a partnership, please sign in partnership name by an authorized person.

Dated:_______________________________



_____________________________________
Signature


_____________________________________
Signature, if held jointly


_____________________________________
Title of Authority

         IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.
            PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY